Exhibit 99.1

HEADLINE: Fresenius Medical Care reports operating income excluding special items to be above market expectations in the second quarter of 2026 and confirms its outlook for the financial year 2026

Fresenius Medical Care AG reports financial results for the second quarter of 2026 (unaudited) above market expectations.

Operating income excluding special items amounts to EUR 569 million, up 23% (at constant currency) compared to prior year, driven by stronger operating income growth in the Care Delivery segment than expected by the capital market. This value is above market expectation (consensus) of EUR 515 million.

Group revenue increased by 4% (at constant currency) to EUR 4,861 million compared to prior year. This value is slightly above capital market expectations (consensus) of EUR 4,792 million.

The company confirms its unchanged financial outlook for the full year 2026.

Note: Revenue and operating income, as referred to in the outlook, are both on a constant currency basis and excluding special items. Special items will capture effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of providing the outlook. These items are excluded to ensure comparability of the figures presented with the company’s financial targets which have been defined excluding special items. Growth is measured year-on-year. The outlook assumes current laws/policies/regulations and tariffs. Details are disclosed in the reconciliation tables in the press release and financial tables document of the financial reporting for the 2nd quarter of 2026, to be published immediately after publication of this ad hoc announcement on the company’s website.